SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K




[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

                        OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number:  0-28936

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

           GOLD BANC CORPORATION, INC. EMPLOYEES' 401(K) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           GOLD BANC CORPORATION, INC.
                                11301 Nall Avenue
                              Leawood, Kansas 66211

                              REQUIRED INFORMATION

The financial statements and schedules of Gold Banc Corporation, Inc. Employees' 401(K) Plan (the "Plan") for the fiscal year ended December 31, 2003, required pursuant to this Form 11-K, prepared in accordance with the financial reporting requirements of ERISA are included herewith (pages 4 through 12). An index to exhibits can be found on page 3. A written consent of the accountant required with respect to the incorporation by reference of the foregoing financial statements of the Plan is included herewith as Exhibit 23.1 (page 13).

                                   SIGNATURES

      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the Plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                             GOLD BANC CORPORATION, INC.
                             EMPLOYEES' 401(K) PLAN


                             By:  Gold Banc Corporation, Inc.,
                                  Plan Administrator


                                  By: /s/ Rick J. Tremblay
                                     ------------------------------------
                                     Rick J. Tremblay
                                     Chief Financial Officer
Dated:  June 29, 2004

                                  Exhibit Index
                                  -------------
Exhibit
-------

23.1       Independent Auditor's Consent

                           GOLD BANC CORPORATION, INC.
                             EMPLOYEES' 401(K) PLAN

                Financial Statements and Supplemental Schedule

                           December 31, 2003 and 2002

    (With Report of Independent Registered Public Accounting Firm Thereon)

                           GOLD BANC CORPORATION, INC.
                             EMPLOYEES' 401(K) PLAN



                                Table of Contents



                                                                            Page

Report of Independent Registered Public Accounting Firm                       1

Financial Statements:

   Statements of Net Assets Available for Plan Benefits as of
     December 31, 2003 and 2002                                               2

   Statements of Changes in Net Assets Available for Plan Benefits
     for the Years Ended December 31, 2003 and 2002                           3

Notes to Financial Statements                                                 4

Supplemental Schedule

1  Schedule H, item 4i--Schedule of Assets (Held at End of Year) as
   of December 31, 2003                                                       8

            Report of Independent Registered Public Accounting Firm



The Board of Directors
Gold Banc Corporation, Inc.:
We have audited the accompanying statements of net assets available for plan benefits of the Gold Banc Corporation, Inc. Employees' 401(k) Plan (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Gold Banc Corporation, Inc. Employees' 401(k) Plan as of December 31, 2003 and 2002, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.







Kansas City, Missouri
May 21, 2004

                      GOLD BANC CORPORATION, INC.
                         EMPLOYEES' 401(k) PLAN
          Statements of Net Assets Available for Plan Benefits

                       December 31, 2003 and 2002
                                                    2003         2002
                                                 -----------  -----------
Assets:
   Investments                                  $ 15,565,199    9,991,092

   Cash and cash equivalents                           2,929        2,100
   Receivables:
     Employer contributions                           76,690       89,172
     Participant contributions                       102,149       94,237
                                                 -----------  -----------
          Total receivables                          178,839      183,409
                                                 -----------  -----------
          Net assets available for plan
          benefits                              $ 15,746,967   10,176,601
                                                 ===========  ===========
See accompanying notes to financial statements.

                      GOLD BANC CORPORATION, INC.
                         EMPLOYEES' 401(k) PLAN
    Statements of Changes in Net Assets Available for Plan Benefits
                 Years ended December 31, 2003 and 2002

                                                    2003         2002
                                                 -----------  -----------
Additions to net assets attributable to:

   Investment income:
     Net appreciation (depreciation) in fair
       value of investments                     $  2,759,501  (1,898,607)
     Interest and dividends                          122,338      97,129
                                                 -----------  -----------
          Total investment gain (loss)             2,881,839  (1,801,478)

   Contributions:

     Participants                                  2,620,975   2,359,182
     Employer                                        824,989     753,281
     Rollovers                                       379,068   1,063,076

                                                 -----------  -----------
          Total additions                          6,706,871   2,374,061

Deductions from net assets attributable to:

   Distributions to participants                   1,128,920     846,267
   Administrative expenses                             7,585         965
                                                 -----------  -----------
          Net increase                             5,570,366   1,526,829

Net assets available for plan benefits:

   Beginning of year                              10,176,601   8,649,772

                                                 -----------  -----------
   End of year                                  $ 15,746,967  10,176,601
                                                 ===========  ===========
See accompanying notes to financial statements.

                           GOLD BANC CORPORATION, INC.
                             EMPLOYEES' 401(K) PLAN

                          Notes to Financial Statements

                           December 31, 2003 and 2002



(1) Summary of Significant Accounting Policies

    Basis of Presentation

    The accompanying financial statements have been prepared on the accrual basis and present the net assets available for plan benefits and changes in those net assets.

    General

    The Gold Banc Corporation, Inc. Employees' 401(k) Plan (the Plan) is a defined contribution plan established July 1, 1995, for the eligible employees of Gold Banc Corporation, Inc. (the Company) and its wholly owned subsidiaries, (collectively, the Companies). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

    The following brief description of the Plan is provided for general information only. Participants should refer to the plan agreement for more complete information.

    Contributions

    Employees over 21 years old become eligible to enter the Plan upon completion of one hour of service. Participants are not taxed on their contributions up to the maximum permitted under applicable sections of the Internal Revenue Code until they receive distributions from the Plan. Once eligible, participants may enter the Plan on the first day of each calendar quarter.

    Participants may elect to contribute up to $12,000 of their compensation received during the Plan's fiscal year. The Companies may elect to make a discretionary contribution to the Plan. During 2003 and 2002, the Companies elected to match 50% of each participant's salary deferral, up to 5% of each participant's plan year compensation. Participants direct the investment of their contributions and the employer contribution into various investment options offered by the Plan. The Companies' contributions are limited to amounts that are allowable as a deduction for Federal income tax purposes. The Companies' discretionary contributions for the years ended December 31, 2003 and 2002, were $824,989 and $753,281, respectively.

    Benefits

    Upon termination of employment, participants receive a lump-sum payment of their benefits if the amount is less than $5,000. If the amount is greater than $5,000, the participant may elect to maintain their benefits in the Plan through the normal retirement age, transfer benefits to another plan, or withdraw any balance less than or equal to their vested benefits as soon as administratively possible following termination with the employer.

    Participants' Notes Receivable

    Participants may borrow the lesser of (a) $50,000 or (b) 50% of the participant's vested account balance from their fund accounts. The minimum that may be borrowed is $1,000. Loans to participants bear interest equal to a commercially reasonable rate as established by the Plan (4.00% to 9.50% as of December 31, 2003).

                           GOLD BANC CORPORATION, INC.
                             EMPLOYEES' 401(K) PLAN

                          Notes to Financial Statements

                           December 31, 2003 and 2002


    Plan Termination

    Although it has expressed no intention to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

    Participant Accounts

    Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) plan earnings.
    Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are distributed as an additional employer discretionary contribution for that plan year. At December 31, 2003 and 2002, forfeited nonvested accounts totaled $76,104 and $29,552, respectively. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

    Vesting

    Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's discretionary contribution portion of their accounts plus actual earnings thereon is based on years of credited service. A participant is 100% vested after six years of credited service.

                                                           Vested
                                                       percentage of
                                                          company
                             Years of service          contributions
                        -----------------------------  -------------
                        Less than one year                      0%
                        One year but less than two             10
                        Two years but less than three          20
                        Three years but less than four         40
                        Four years but less than five          60
                        Five years but less than six           80
                        Six years or more                     100


    Administrative Expenses

    The plan sponsor pays for all administrative expenses of the Plan, except for a quarterly loan fee of $12.50 per loan and a distribution fee of $25 per distribution, which is paid by the Plan from plan assets.

    Use of Estimates

    The preparation of the Plan's financial statements in conformity with U. S. generally accepted accounting principles requires the plan administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for plan benefits at the date of the financial statements and the changes in net assets available for plan benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

                           GOLD BANC CORPORATION, INC.
                             EMPLOYEES' 401(K) PLAN

                          Notes to Financial Statements

                           December 31, 2003 and 2002


(2) Investments

    Shares of mutual funds, Company common stock, and all other investments are stated at fair value based on quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

    At December 31, 2003 and 2002, investments that exceeded 5% of the net assets available for plan benefits on such dates were:

                                                           2003         2002
                                                      -------------  -----------
    Federated MaxCap 500 Index Fund                   $  1,878,366    1,281,920
    American Century Balanced Advisor Fund               1,397,119      922,537
    Janus Advisor Growth Fund                            1,275,423      881,903
    Gold Bank Equity Fund                                1,761,137      878,162
    Janus Advisor Money Market Fund                        889,033      844,515
    Fidelity Advisor Equity Growth Fund                    990,553      604,627
    Janus Advisor Worldwide Fund                               --       551,626
    Janus Advisor Capital Appreciation Fund                834,909      532,053
    Gold Banc Corporation, Inc. common stock             1,182,840          --


    During 2003 and 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by approximately:

                                                           2003         2002
                                                      -------------  -----------
    Mutual funds                                       $  2,428,000  (1,999,000)
    Common stocks and other investments                     332,000     100,000
                                                      -------------  -----------
                                                       $  2,760,000  (1,899,000)

(3) Related Party Transactions

    As of December 31, 2003 and 2002, the Plan's investment portfolio includes an investment in 84,128 and 51,041 shares of common stock of the Company, a party-in-interest to the Plan, which is valued at $1,182,840 and $506,329, respectively.

    As of December 31, 2003, the Plan's investment portfolio includes investments in the Gold Bank Money Market Fund and the Gold Bank Equity Fund totaling $400,610 and $1,761,137, respectively. Such mutual funds are managed by a wholly owned subsidiary of the Company, a party-in-interest to the Plan.

(4) Income Taxes

    The Plan has received a favorable determination letter from the Internal Revenue Service, dated August 30, 2001, indicating that it met the requirements of the Internal Revenue Code. Under current tax regulations, the contributions made by the Company and each of its participating subsidiaries for the benefit of employees are not required to be included in the employee's income until the year or years in which they are distributed or made available to them.

                                                                      Schedule 1
                      GOLD BANC CORPORATION, INC.
                         EMPLOYEES' 401(k) PLAN
      Schedule H, item 4i--Schedule of Assets (Held at End of Year)
                           December 31, 2003

                                                                                                  Fair
                    Asset                                     Description                         value
---------------------------------------------   ----------------------------------------   ---------------
Mutual funds:
    AIM Small Cap Growth (GTSAX)                    3,287  shares of a mutual fund          $       84,512
    American Century Balanced Advisor (TWBAX)      91,256  shares of a mutual fund               1,397,119
    Federated Int'l Small Company C (ISCCX)        25,894  shares of a mutual fund                 555,172
    Federated MaxCap 500 Index (FMXSX)             83,594  shares of a mutual fund               1,878,366
    Fidelity Advisor Equity Growth T (FAEGX)       22,250  shares of a mutual fund                 990,553
    Fidelity Advisor Mid Cap (FMCAX)               17,948  shares of a mutual fund                 402,214
    Fidelity Advisor Value Strategies (FASPX)       2,530  shares of a mutual fund                  80,010
    Fidelity Advisor Technology (FATEX)             3,975  shares of a mutual fund                  62,088
    Gold Bank Equity Fund (GLDEX)*                150,291  shares of a mutual fund               1,761,137
    Goldman Sachs Capital Growth A (GSCGX)         38,260  shares of a mutual fund                 707,039
    Invesco Technology Inv. (FTCHX)                27,800  shares of a mutual fund                 684,157
    Janus Advisor Capital Appreciation (JARTX)     39,179  shares of a mutual fund                 834,909
    Janus Advisor Growth (JGORX)                   64,415  shares of a mutual fund               1,275,423
    Janus Advisor Worldwide (JWGRX)                29,182  shares of a mutual fund                 770,123
    Oppenheimer Limited-Term Govt. (OLTCX)         54,711  shares of a mutual fund                 561,334
    PIMCO High Yield (PHDBX)                       62,403  shares of a mutual fund                 609,677
    Strong Advisor U.S. Value Z (SEQIX)            14,097  shares of a mutual fund                 250,502
                                                                                               ------------
              Total mutual funds                                                                12,904,335
                                                                                               ------------
Common stock:
    Gold Banc Corporation, Inc. (GLDB)*            84,128  shares of common stock                1,182,840
    Qualcomm, Inc. (QCOM)                             400  shares of common stock                   21,572
    Sprint Corporation (FON Group)                  1,000  shares of common stock                   16,420
    Unison Bancorp                                  2,002  shares of common stock                   25,000
                                                                                               -------------
              Total common stock                                                                 1,245,832
                                                                                               -------------
Money market accounts:
    Alliance Capital Money Market                  15,831  shares of a money market fund            15,831
    Janus Advisor Money Market (JAMXX)            889,033  shares of a money market fund           889,033
    Gold Bank Money Market (GLDXX)*               400,610  shares of a money market fund           400,610
                                                                                               -------------
                                                                                               -------------
              Total money market accounts                                                        1,305,474
                                                                                               -------------

Participant loans                                Participant loans bearing interest at 4.00%       109,558
                                                    to 9.50%, maturing through 2017
                                                                                               -------------
              Total investments                                                             $   15,565,199
                                                                                               =============
* Indicates party-in-interest to the Plan.
See accompanying report of independent registered public accounting firm.
